

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2025

Randall D. Sampson
President and Chief Executive Officer
Canterbury Park Holding Corp
1100 Canterbury Road
Shakopee, MN 55379

> **Re: Canterbury Park Holding Corp**
> **Registration Statement on Form S-3**
> **Filed September 16, 2025**
> **File No. 333-290279**

Dear Randall D. Sampson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey C. Anderson